

October 5, 2011

Via E-Mail
David M. Daniels, Chief Executive Officer
National Health Partners, Inc.
120 Gibraltar Road, Suite 107
Horsham, PA 19044

   **Re: National Health Partners, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2010
     Filed March 31, 2011
     Form 10-Q for the Fiscal Quarter Ended March 31, 2011
     Filed May 16, 2011
     Form 10-Q for the Fiscal Quarter Ended June 30, 2011
     Filed August 22, 2011
     File No. 000-51731**

Dear Mr. Daniels:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business, page 4

Our CARExpress Membership Programs, page 8

CARExpress Plus Membership Programs, page 9

1.  We note in your response to comment three of our letter dated August 12, 2011 that the accounting policies are the same for your CARExpress health discount programs (page

eight), and your CARExpress Plus membership programs that include the health discount programs along with limited liability insurance benefits underwritten by U.S. Fire Insurance Company (page nine). We further note that your description of business footnote disclosure on page F-7 does not include a separate discussion of the payments (e.g. commissions, per member per month fees, etc.) that you make for the limited liability insurance benefits offered under the CARExpress Plus membership programs that are not offered under the CARExpress health discount programs. Please describe to us in sufficient detail the payments that you make for the limited liability insurance benefits offered under CARExpress Plus, and tell us where these expenses are recorded in your statement of operations. Also provide us with a courtesy copy of your underlying agreement with American Advantage Association.

Directors, Executive Officers and Corporate Governance, page 28

2.      Please refer to comment six of our letter dated August 12, 2011. You state that you have not held an annual meeting since 2005. Please advise us of the extent to which director elections and other matters have been conducted by written consent since 2005, as permitted or required by, for example, your bylaws or state law.

Exhibits

3.      We note your response to comment 10 of our letter dated August 12, 2011, and we reissue it in part. Please clarify how Aetna is related to the National Benefit Builders and how Integrated Health, Three Rivers, and HealthFi are related to First Access, Inc. These healthcare networks are not described in Exhibits 10.7 and 10.8. Please confirm that you will clarify how Exhibits 10.7 and 10.8 provide your members with access to healthcare providers in the Aetna, Integrated Health, Three Rivers, and HeathFi networks. Please provide us with draft disclosure.

Notes to Consolidated Financial Statements, page F-7

Segments

4.      It appears to us that you operate in one reportable segment, which consists of your six standard CARExpress health discount programs and your three standard CARExpress Plus membership programs that includes the health discount programs along with limited liability insurance benefits underwritten by U.S. Fire Insurance Company. We further note that the CARExpress programs typically range in price from $9.95 to $39.95 per month (page eight), while the CARExpress Plus programs typically range in price from $99 to $498 per month (page nine). As such, it appears to us that the economic characteristics of these two programs may be dissimilar. Please advise us of the following:

     a.  tell us the operating segment(s) that you have identified in accordance with FASB ASC 280-10-50-1;

     b.  tell us how you considered the requirement to report separately information about each operating segment that meets both of the criteria in FASB ASC 280-10-50-10; and

     c.  to the extent that you have aggregated multiple operating segments, provide an analysis of how you concluded that the operating segments have similar economic characteristics and discuss how they meet the aggregation criteria in ASC 280-10-50-11.

<u>Form 10-Q for the Fiscal Quarter Ended June 30, 2011</u>

<u>Item 1. Financial Statements, page 2</u>

5.      We note that you do not present an interim consolidated statement of stockholders' deficit in your March 31, 2011 and June 30, 2011 Forms 10-Q. Please supplementally provide us with your interim consolidated statement of stockholders' deficit for the six months ended June 30, 2011, and confirm to us that you will present your interim consolidated statements of stockholders' deficit in future Form 10-Q filings. Refer to ASC 505-10-50-2.

<u>Notes to Consolidated Financial Statements, page 6</u>

<u>Note 13. Common Stock and Warrants, page 10</u>

<u>Non Capital-Raising Transactions, page 10</u>

6.      We note in your response to comment 12 of our letter dated August 12, 2011 that the prepaid expense of $367,293 as of March 31, 2011 included the unamortized portion of the 16,800,000 shares of common stock issued to consultants for services of $362,368. We further note that a total of 32,300,000 shares were issued to consultants during the six months ended June 30, 2011 for services to be performed and that the shares were valued at $676,000, of which $218,488 was recognized as expense during the six months ended June 30, 2011 and the remainder was recorded as prepaid expense as of June 30, 2011. Please advise us of the following:

     a.  tell us when the shares were issued to nonemployees, whether they were fully vested and nonforfeitable on the contract date, and when the services were performed or will be performed by the nonemployees;

      b.   further explain to us how you accounted for these shares issued to nonemployees for services, including: (1) how you determined the measurement date, (2) the method used to estimate the fair value of the shares issued, including your consideration of the private offerings completed during the six months ended June 30, 2011, and (3) the basis for the period(s) and manner (i.e. capitalize versus expense) in which to recognize the fair value; and

      c.   cite the authoritative accounting guidance you followed (e.g. ASC 718 or ASC 505-50).

Capital-Raising Transactions, page 10

7.      We note the Class A warrants issued in January, February and May 2011 that are exercisable into 2 million, 2 million and 8 million shares, respectively, and it appears to us that these warrants are still outstanding as of June 30, 2011. Please confirm our understanding and, if so, advise us of the following:

      a.   describe to us the significant terms of the warrants;

      b.   explain to us how you accounted for these warrants (i.e. equity or derivative liability) and provide us with your ASC 815-40-15 analysis to support your accounting treatment;

      c.   tell us where the warrants are recorded in your March 31, 2011 and June 30, 2011 financial statements; and

      d.   provide us with courtesy copies of the underlying warrant agreements or tell us where they have been filed.

Exhibits

8.      If you have not filed your warrant agreements underlying your Class A warrants issued in January, February, and May 2011, please confirm that you will do so with your next periodic report.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters.  Please contact Edwin Kim at (202) 551-3297 or Jim Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director